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                                                                                                      Exhibit 12

                                   COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                  Nine Months Ended
                                     September 30,                           Year Ended December 31,
                               1995           1994           1994       1993      1992          1991           1990

                                                                    (dollars in thousands)
Fixed Charges:
 Interest Expense            $24,760        $20,865        $27,945   $30,333    $38,893       $46,703        $40,178
 Capitalized Interest            678            912          1,042     1,224        543         1,703          2,470
 Preferred Dividends           9,617          9,682         12,475    12,551     12,618        12,691         12,746
Total Interest                35,055         31,459         41,462    44,108     52,054        61,097         55,394

Interest Component of
  Rental Expense              53,560         46,800         62,304    57,585     55,773        58,052         54,016

Fixed Charges                 88,615         78,259        103,766   101,693    107,827       119,149        109,410
 Less:
 Capitalized Interest            678            912          1,042     1,224        543         1,703          2,470
 Preferred Dividends           9,617          9,682         12,475    12,551     12,618        12,691         12,746
  Net Fixed Charges          $78,320        $67,665        $90,249   $87,918    $94,666      $104,755        $94,194

Earnings:
 Income (Loss)
   Before Taxes             $115,416        $81,476      $111,920    $91,441   $(10,733)     $(43,337)      $(32,678)
 Add: Net Fixed
  Charges                     78,320         67,665        90,249     87,918     94,666       104,755         94,194
  Total Earnings            $193,736       $149,141      $202,169   $179,359    $83,933       $61,418        $61,516

Ratio of Earnings to
 Fixed Charges:
   Total Earnings           $193,736       $149,141      $202,169   $179,359     $83,933       $61,418       $61,516
   Fixed Charges (1)          88,615         78,259       103,766    101,693     107,827       119,149       109,410

   Ratio                         2.2 x          1.9 x          1.9 x     1.8 x      0.8 x(2)       0.5 x(2)      0.6 x(2)

(1) Fixed Charges represents interest on capital leases and short-term and long-term debt, capitalized interest, dividends on shares of the Series B Cumulative Convertible Preferred Stock used to pay debt service on notes issued by the Company's
Thrift and Stock Plan (the "TASP"), and the applicable portion of the consolidated rent expense which approximates the interest portion of lease payments.
(2) Earnings were inadequate to cover fixed charges for the periods shown; the deficiency was $23.9 million, $57.7 million and $47.9 million for the years ended December 31, 1992, 1991 and 1990, respectively.
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